Exhibit 99.2

ASML share buy-back program

Repurchase up to € 1.130 billion within 2 years

ASML finalised this program November 22, 2012. ASML acquired 36,952,634 shares at an average price of EUR 30.58 per share.

ASML intends to cancel all shares repurchased under this program.

The total amount of outstanding shares at the end of 2011 was approx. 414 million shares.

The following table shows the shares repurchased between October 18, 2012 and November 22, 2012:

Date	Repurchased shares	Average price	Repurchased value
October 18 - October 19, 2012	50,000	€39.54	€1,977,184
October 22 - October 26, 2012	500,500	€41.02	€20,531,027
October 29- November 2, 2012	849,612	€42.91	€36,454,532
November 5 - November 9, 2012	912,334	€43.80	€39,957,347
November 12 - November 16, 2012	1,161,921	€43.16	€50,150,963
November 19 - November 22, 2012	260,993	€43.28	€11,295,907
Total shares repurchase between October 18, 2012 and November 22, 2012	3,735,360	€42.93	€160,366,958

Total repurchases under share buy-back program	36,952,634	€30.58	€1,129,999,994

Repurchase up to 2.2 million shares during 2012

Announced January 18, 2012
Repurchased of total program:	66.5%

November 24, 2012	15,000	€43.63	€654,392
November 26 - November 30, 2012	642,851	€46.87	€30,128,714
December 3 - December 7, 2012	804,338	€47.65	€38,330,552

Total	1,462,189	€47.27	€69,113,658